FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Resources Inc. (the "Company")

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario, M5X 1E3

2. Date of Material Change

February 3, 2021.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on February 3, 2021.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Multilateral Instrument 61-101

As set out in the attached News Release, the Company closed on February 3, 2021 a first tranche of its non-brokered private placement financing (the "Financing") for 8,000,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000.  Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.  Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer and a director of the Company, purchased 200,000 of the Units and Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 1,200,000 of the Units.  The issuance of these Units to Kondrat and Resolute is each a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company, a senior officer of the Company and a holder of more than 10% of the outstanding common shares of the Company is a "related party" of the Company within the meaning of MI 61-101).  Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

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(a) Description of the transaction and its material terms:

See the attached News Release.

(b) Purpose and business reasons for the transaction:

The Financing provides funds for the Company to be used by the Company for continued exploration and development of the Company's Imbo Project (including finalizing the current drill program at the Adumbi gold deposit and, following this program, undertaking a Preliminary Economic Assessment of Adumbi and its neighbouring deposits) and for general corporate purposes.

(c) Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for continued exploration and development of the Company's Imbo Project (including finalizing the current drill program at the Adumbi gold deposit and, following this program, undertaking a Preliminary Economic Assessment of Adumbi and its neighbouring deposits) and for general corporate purposes.  The Financing also resulted in a significant number of shares being issued and issuable by the Company, as set out in the attached News Release.

(d) Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the first tranche of the Financing: (i) Kondrat held 29,233,909 (or 26.05%) of the outstanding common shares of the Company and 1,125,000 stock options granted under the Company's stock option plan; and (ii) Resolute held 29,650,000 (or 26.42%) of the outstanding common shares of the Company.

Taking into account the Units acquired under the Financing: (i) Kondrat now owns a total of 29,433,909 common shares of the Company (representing 24.48% of the common shares outstanding immediately following the closing of the first tranche of the Financing), 100,000 Warrants and 1,125,000 stock options granted under the Company's stock option plan; and (ii) Resolute now owns a total of 30,850,000 common shares of the Company (representing 25.66% of the common shares outstanding immediately following the closing of the first tranche of the Financing) and 600,000 Warrants.

(e) Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

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As four of the five members of the board of directors of the Company are independent directors for the purpose of the Financing (Kondrat is also a director), the formation of a special committee was not viewed as being necessary.  The Financing was unanimously approved by the said four independent directors of the Company.  Kondrat refrained from voting on the board of directors' resolution approving the first tranche of the Financing as a result of his interest in the Financing as set out above.

(f) Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g) Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i) Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

The Company is relying on (A) subsection 5.5(a) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to perform a formal valuation for Kondrat's and Resolute's participation in the Financing, and (B) subsection 5.7(1)(a) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to obtain minority shareholder approval for Kondrat's and Resolute's participation in the Financing.  These exemptions are available as neither the fair market value of the 1,400,000 Units issued to Kondrat and Resolute under the Financing, nor the fair market value of the consideration for such Units, exceeds 25% of the Company's market capitalization, calculated in accordance with MI 61-101.

9. Executive Officer

Arnold T. Kondrat (Chief Executive Officer) - (416) 366-7300.

10. Date of Report

February 12, 2021.

Schedule "A"

Press Release

LONCOR CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada - February 3, 2021 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that, further to its January 22, 2021 press release, it has closed a first tranche of its non-brokered private placement financing (the "Financing") for 8,000,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000.  Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the Financing.  A total of 1,400,000 of the Units were purchased by insiders of the Company.  The Company expects to close the balance of the Financing (up to 2,000,000 Units at a price of Cdn$0.50 per Unit for gross proceeds of up to Cdn$1,000,000) next week.

The Company intends to use the proceeds from the Financing for continued exploration and development of the Company's Imbo Project (including finalizing the current drill program at the Adumbi gold deposit and, following this program, undertaking a Preliminary Economic Assessment of Adumbi and its neighbouring deposits) and for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (TSX: "ABX"; NYSE: "GOLD").  In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in approximately 2,000 km2 of Loncor ground in the Ngayu Greenstone Belt that they are exploring.  As per the joint venture agreements entered into between Loncor and Barrick, Barrick manages and funds exploration on the said ground until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and have commenced confirmation drilling in 2020.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick joint ventures, certain parcels of land within the Ngayu Belt surrounding and including the Adumbi and Makapela deposits have been retained by Loncor and do not form part of any of the joint ventures with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Adumbi and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 84.68% of this resource being attributable to Loncor via its 84.68% interest in the project. Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Resolute Mining Limited (ASX/LSE: "RSG") owns 26% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the balance of the Financing, the proposed use of proceeds from the Financing, potential mineralization, drilling and other exploration under the joint venture agreements with Barrick, potential gold discoveries, mineral resource estimates, drill targets, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the balance of the Financing, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat , CEO, Toronto, Ontario Tel: (416) 366-7300

John Barker, VP of Business Development, United Kingdom +44 7547 159 521

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